CHINESEWORLDNET.COM INC.
Appleby, Clifton House, 75 Fort Street, P.O. Box 190
Grand Cayman, Cayman Islands KY1-1104

NEWS RELEASE

CHINESEWORLDNET.COM INC. Announces CLOSING OF SHARE PURCHASE AGREEMENT WITH NINGBO INTERNATIONAL LIMITED AND CHANGE OF DIRECTORS AND OFFICERS

Cayman Islands – April 29, 2014 – ChineseWorldNet.Com Inc. (OTCQB: CWNOF) (the “Company”) announces that on April 28, 2014, the Company completed the sale of all shares that the Company owned in the capital of its subsidiaries to Ningbo International Limited (the “Purchaser”) in exchange for a cash payment of CDN$263,968.90 and a non-interest bearing promissory note in the principal amount of CDN$831,031.10 with a maturity date of one year with the option to extend upon mutual agreement (the “Transaction”), pursuant to a share purchase agreement dated March 19, 2014 (the “Share Purchase Agreement”). The Transaction amounted to the sale of substantially all of the assets of the Company.

Pursuant to the Share Purchase Agreement, the Company sold its right, title and interest in and to all shares that the Company owned in the capital of its subsidiaries as follows:

1.	100 shares in the capital of NAI Interactive Ltd. (“NAI”), which shares represent all of the issued and outstanding shares in the capital of NAI;

2.	990 shares in the capital of ChineseWorldNet.com (Hong Kong) Ltd. (“CWN HK”) and 10 shares in the capital of CWN HK owned by Chi Cheong Liu, a director and major shareholder of the Company, on the Company’s behalf, which shares, together, represent all of the issued and outstanding shares in the capital of CWN HK; and

3.	25,000 shares in the capital of CWN Capital Inc. (“CWN Capital”), which shares represent 23.8% of the issued and outstanding shares in the capital of CWN Capital.

The shareholders of the Company approved the Share Purchase Agreement at the extraordinary general meeting of the shareholders of the Company held on April 18, 2014.

In connection with the closing of the Share Purchase Agreement, on April 28, 2014, Joe K.F. Tai resigned as President, Chief Executive Officer and a director of the Company, Andy S.W. Lam resigned as a director of the Company, Kelvin Szeto resigned as Chief Financial Officer and Chief Operating Officer of the Company, Gilbert Chan resigned as Senior Vice President, Marketing and Investor Relations of the Company and Terry Wong resigned as Financial Expert of the Company. In addition, on April 28, 2014, Chi Cheong Liu was appointed as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company.

The following persons are the current directors and officers of the Company:

Chi Cheong Liu	President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer
Chi Kong Liu	Director

ON BEHALF OF THE BOARD

Chi Cheong Liu
President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer